As filed with the Securities and Exchange Commission on January 6, 2003.


                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                         AMENDMENT NO. 2 TO NOTIFICATION
                                       OF
                         FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended


                            PLZENSKA ENERGETIKA A.S.
                        (Name of foreign utility company)

                                  Cinergy Corp.
    (Name of filing company, if filed on behalf of a foreign utility company)



The Commission is requested to mail copies of all communications relating to this Notification to:

David L. Wozny                                  George Dwight II
Vice President                                  Senior Counsel
Cinergy Global Resources, Inc.                  Cinergy Corp.
139 East Fourth Street                          139 East Fourth Street, 25AT2
Cincinnati, Ohio  45202                         Cincinnati, Ohio  45202





     Reference is hereby made to the original notification in this docket, filed with the Commission in October 1998, as amended by a filing submitted in September 1999, in which Cinergy Corp. ("Cinergy"), a Delaware corporation and registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), claimed foreign utility company status for Plzenska Energetika a.s. (formerly Skoda Energetika s.r.o.), a corporation organized under the laws of the Czech Republic ("Plzenska").

     The original notification as amended indicated (inter alia) that Plzenska was a "subsidiary company" of Cinergy, within the meaning of the Act. In December 2002, the Cinergy subsidiary that directly holds the investment in Plzenska sold its entire ownership interest therein to a nonaffiliate.


                                                 SIGNATURE


     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized as of the date indicated below.

                                        CINERGY CORP.


                                 By:  /s/Wendy L. Aumiller
                                      Wendy L. Aumiller
                                      Treasurer

Dated:  January 6, 2003